DIRECT DIAL: 212-451-2333
EMAIL: SWOLOSKY@OLSHANLAW.COM
September 2, 2011

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Regis Corporation
Preliminary Proxy Statement on Schedule 14A
Filed by Starboard Value and Opportunity Master Fund Ltd

Dear Sir or Madam:

The above-referenced Preliminary Proxy Statement has been filed as of the date hereof.  Please contact the undersigned at (212) 451-2333 if there are any questions or comments regarding this filing.

Very truly yours,

/s/ Steve Wolosky

Steve Wolosky